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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW ENGLAND BUSINESS SERVICE, INC.
(Name of Subject Company)

HUDSON ACQUISITION CORP.
and
 DELUXE CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

643872104
(CUSIP Number of Class of Securities)

ANTHONY C. SCARFONE
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
DELUXE CORPORATION
3680 VICTORIA ST. N.
SHOREVIEW, MINNESOTA 55126-2966
(651) 483-7122
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPIES TO:
ROBERT A. ROSENBAUM, ESQ.
DORSEY & WHITNEY LLP
SUITE 1500
50 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402
(612) 340-5681

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$630,612,122.78	$126,122.42

*
Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $44.00 (the per share tender offer price) by the 13,338,775 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $586,906,100 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $43,706,022.78, being the net consideration for the Subject Company's 2,085,410 stock options, to arrive at a total transaction value of $630,612,122.78.
**
Calculated as 0.02% of the transaction value pursuant to Rule 0-11(d).
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$126,122.42	Filing Party:	Hudson Acquisition Corp. & Deluxe Corporation
Form or Registration No.:	Schedule TO	Date Filed:	May 25, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 3 to Schedule TO

        This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on May 25, 2004, as amended by Amendment No. 1 filed on May 25, 2004 and Amendment No. 2 filed on June 2, 2004, relating to the offer by Hudson Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Deluxe Corporation, a Minnesota corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares"), of New England Business Service, Inc., a Delaware corporation (the "Company"), including the associated rights ("Rights") to purchase shares of preferred stock of the Company issued pursuant to the Amended and Restated Rights Agreement (the "Rights Agreement"), dated October 20, 1994 as amended as of November 1, 2001 and May 17, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (the Common Shares, together with the Rights, the "Shares"), at a purchase price of $44.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment is being filed on behalf of Purchaser and Parent. Capitalized terms used and not defined in this Amendment have the meanings specified in the Offer to Purchase or in the Schedule TO.

ITEM 4.    TERMS OF THE TRANSACTION

        Item 4 of the Schedule TO is hereby amended and supplemented as follows:

  SECTION 1.    TERMS OF THE OFFER; EXPIRATION DATE

        Clause (i) in the seventh paragraph of Section 1 of the Offer to Purchase is amended by replacing such clause in its entirety as follows:

        "(i) to delay payment for Shares in order to obtain all required governmental regulatory approvals (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer),"

  SECTION 2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

        The second sentence of the first paragraph of Section 2 of the Offer to Purchase is amended by replacing such sentence in its entirety as follows:

        "Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the SEC and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to obtain all required governmental regulatory approvals. See "Section 1—Terms of the Offer; Expiration Date" and "Section 15—Certain Legal Matters and Regulatory Approvals.""

  SECTION 3.    PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

        The third sentence of the eighth paragraph of Section 3 of the Offer to Purchase is amended by replacing such sentence in its entirety as follows:

        "Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law and the Merger Agreement."

        The last sentence of the tenth paragraph of Section 3 of the Offer to Purchase is amended by replacing such sentence in its entirety as follows:

        "Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately following Purchaser's payment for such Shares, there must be no proxies granted with respect to, or other restrictions on the exercise of, voting rights with respect to such Shares (or such other Shares and securities)."

  SECTION 5.    CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

        The heading of Section 5 of the Offer to Purchase is amended by replacing such heading in its entirety as follows:

  "U.S. FEDERAL INCOME TAX CONSEQUENCES"

        The first sentence of the first paragraph of Section 5 of the Offer to Purchase is amended by replacing such sentence in its entirety as follows:

        "The following discussion summarizes the material U.S. federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are sold for cash pursuant to the Offer or converted into the right to receive cash in the Merger (a "Holder")."

  SECTION 14.    CERTAIN CONDITIONS OF THE OFFER

        The heading of Section 14 of the Offer to Purchase is amended by replacing such heading in its entirety as follows:

  "CONDITIONS OF THE OFFER"

        The first paragraph of Section 14 of the Offer to Purchase is amended by replacing such paragraph in its entirety as follows::

        "The following is a summary of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction or waiver of these conditions."

        The second to last paragraph in Section 14 of the Offer to Purchase is amended by adding the following sentence to the end of such paragraph:

        "All conditions to the Offer, other than those subject to government approval, will be satisfied or waived prior to expiration of the Offer."

2

        The Offer to Purchase is amended by adding the following definitions of "Company Material Adverse Effect" and "Adverse Market Change" to the end of Section 14:

        "Adverse Market Change" means (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE, (ii) a declaration of a banking moratorium by any Governmental Entity or any general suspension of payments in respect of banks or other lending institutions in the United States that regularly participate in the United States market in loans to large corporations that materially and adversely affects the extension of credit in the United States by banks or other lending institutions in the United States that regularly participate in the United States market in loans to large corporations, (iii) any material limitation by any Governmental Entity in the United States that materially and adversely affects the extension of credit by banks or other lending institutions in the United States that regularly participate in the United States market in loans to large corporations, and (iv) any commencement of a war, armed hostilities or other national or international calamity, including a significant terrorist attack or similar event, involving the United States that materially and adversely affects the extension of credit by banks or other lending institutions in the United States that regularly participate in the United States market in loans to large corporations or, in the case of any war, armed hostilities or other national or international calamity involving the United States existing on or at the time of commencement of the Offer (including, without limitation, in Afghanistan, Iraq or elsewhere in the Middle East) a material worsening thereof that materially and adversely affects the extension of credit by banks or other lending institutions in the United States that regularly participate in the United States market in loans to large corporations."

        "Company Material Adverse Effect" means any event, change, occurrence, circumstance or development which, individually or together with any one or more other events, changes, occurrences, circumstances or developments, has had, or is reasonably likely to have, an effect that is both material and adverse with respect to the business, assets, properties, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that the following shall not be taken into account in determining whether any such event, change, occurrence, circumstance or development, individually or together with any one or more other events, changes, occurrences, circumstances or developments, has had, or is reasonably likely to have, such an effect (or whether such an effect has occurred and is continuing): (i) any change or effect resulting from changes in general economic conditions, conditions in the United States or worldwide capital markets or any outbreak of hostilities or war (except, and to the extent, such changes, individually or in the aggregate, disproportionately affect the business, assets, properties, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses), (ii) any change or effect resulting from conditions generally affecting the industries in which the Company and its Subsidiaries conduct their businesses (except, and to the extent, such conditions, individually or in the aggregate, disproportionately affect the business, assets, properties, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses), (iii) any failure by the Company to meet revenue or earnings predictions of equity analysts (except, and to the extent, any such failure results from any event, change, occurrence, circumstance or development which, individually or together with any one or more other events, changes, occurrences, circumstances or developments, would otherwise constitute a Company Material Adverse Effect), (iv) any change in the trading prices or trading volume of the Company's capital stock (except, and to the extent, any such change results from any event, change, occurrence, circumstance or development which, individually or together with any one or more other events, changes, occurrences, circumstances or developments, would otherwise constitute a Company Material Adverse Effect) or (v) any change or effect resulting from the announcement of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement."

3

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Item 5 of the Schedule TO is hereby amended and supplemented as follows:

  SECTION 10.    BACKGROUND OF THE OFFER

        The second to last paragraph of Section 10 of the Offer to Purchase is amended by replacing such paragraph in its entirety as follows:

        "On the afternoon of May 6, and the morning of May 7, 2004, Messrs. Riley and Junius met with Messrs. Mosner and Treff at the Company's corporate headquarters in Groton, Massachusetts. The group discussed the status of the diligence process for, as well as the expected timing of, the proposed business combination. The group also discussed strategic plans for the various business units of the Company, as well as management of the combined businesses. Messrs. Mosner and Treff also toured the Company's corporate headquarters and call center facility in Groton."

ITEM 12.    EXHIBITS.

        Exhibit (a)(1)(B) in Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(B)    Amended and Restated Form Letter of Transmittal.

4

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELUXE CORPORATION

	By:	/s/ ANTHONY C. SCARFONE Anthony C. Scarfone Senior Vice President, General Counsel and Secretary

HUDSON ACQUISITION CORP.

	By:	/s/ ANTHONY C. SCARFONE Anthony C. Scarfone Executive Vice President and Secretary

Dated: June 4, 2004

5

EXHIBIT INDEX

EXHIBIT NO.
(a)(1)(A)	Offer to Purchase dated May 25, 2004.*
(a)(1)(B)	Amended and Restated Form of Letter of Transmittal.+
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(E)	Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on May 25, 2004.*
(a)(5)(B)	Press Release issued by Parent on May 17, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on May 17, 2004).*
(a)(5)(C)	Transcript of conference call held by Parent on May 17, 2004 relating to the proposed acquisition of the Company by Parent (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on May 17, 2004).*
(a)(5)(D)	Press Release issued by the Company on May 17, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company on May 17, 2004).*
(a)(5)(E)	Press Release issued by Parent on May 25, 2004.*
(a)(5)(F)	Press Release issued by Parent on June 2, 2004.*
(b)	Credit Agreement, dated as of May 24, 2004, by and between Parent, Bank One, NA, The Bank of New York and Wachovia Bank, National Association.*
(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2004, by and among Parent, Purchaser, and the Company.*
(d)(2)	Confidentiality Agreement, dated as of February 12, 2004, by and between the Company and Parent.*

*
Previously filed.

+
Filed herewith.

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Amendment No. 3 to Schedule TO
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 12. EXHIBITS.
SIGNATURES
EXHIBIT INDEX